Exhibit  15(i)(g) under Form N-1A
                                          Exhibit 1 under Item 601/Reg. S-K

                                   PLAN
                                 EXHIBIT G

                            DG Investor Series

                        DG Prime Money Market Fund


     This Plan is adopted by DG Investor Series with respect to the initial Class of Shares of the portfolio of the Trust set forth above.

     In compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of .25 of 1% of the average aggregate net asset value of the Shares of DG Investor Series held during the month.

     Witness the due execution hereof this 1st day of December, 1996.


                                   DG INVESTOR SERIES


                                   By:
                                       President